Consolidated Statements of Financial Position [unaudited]
As at January 31 with comparatives at October 31 [millions of US dollars]	2007	2006 (Revised Note 7)
Assets
Current
Cash and cash equivalents	$340	$253
Short-term investments	29	135
Accounts receivable	212	229
Unbilled revenue	138	121
Inventories	90	86
Income taxes recoverable	29	42
Prepaid expenses and other	33	21
Assets held for sale [note 7]	181	196
	1,052	1,083

Property, plant and equipment	325	339
Future tax asset	17	37
Long-term investments and other	154	170
Goodwill	413	417
Intangibles	322	338
Total assets	$2,283	$2,384

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$212	$239
Deferred revenue	109	93
Income taxes payable	9	8
Current portion of long-term debt	93	20
Liabilities related to assets held for sale [note 7]	98	114
	521	474

Long-term debt	290	374
Deferred revenue	16	17
Other long-term obligations	23	23
Future tax liabilities	75	82
	$925	$970
Shareholders’ equity
Share capital [note 5]	578	572
Retained earnings	505	495
Cumulative translation adjustment	n/a	347
Accumulated other comprehensive income [note 4]	275	n/a
	1,358	1,414
Total liabilities and shareholders’ equity	$2,283	$2,384
See accompanying notes
n/a - Not applicable. Effective November 1, 2006, certain new accounting pronouncements issued by the Canadian Institute of Chartered Accountants (CICA) were adopted by the Company (see note 3). Certain financial statement categories were rendered not applicable by these new pronouncements.

Consolidated Statements of Income
[unaudited]
	Three months ended January 31
[millions of US dollars, except per share amounts]	2007	2006 (Revised Note 7)
Net revenues	$250	$242
Cost of revenues	(160)	(152)
Selling, general and administration	(53)	(48)
Research and development [note 8]	(5)	(5)
Depreciation and amortization	(17)	(13)
Restructuring charges - net [note 9]	(13)	(1)
Other income (expense) - net [note 11]	1	(1)
Equity earnings	-	1
Operating income	3	23
Interest expense	(6)	(3)
Dividend and interest income	4	2
Income from continuing operations before income taxes	1	22
Income taxes [note 16]	(3)	(8)
Income (loss) from continuing operations	(2)	14

Income from discontinued operations - net of tax [note 7]	16	33
Net income	$14	$47
Basic and diluted earnings (loss) per share [note 10]
- from continuing operations	$(0.02)	$0.10
- from discontinued operations	0.12	0.23
Basic and diluted earnings per share	$0.10	$0.33
See accompanying notes

Consolidated Statements of retained earnings
[unaudited]
	Three months ended January 31
[millions of US dollars]	2007	2006
Retained earnings, beginning of period	$495	$385
Net income	14	47
Dividends - cash	(3)	(3)
Dividends - stock	(1)	(1)
Retained earnings, end of period	$505	$428
See accompanying notes

Consolidated Statements of Comprehensive Income
[unaudited]
[millions of US dollars]	Three months ended January 31 2007
Net income	$14
Other comprehensive income (loss) - net of income tax:
Change in unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax of $1	(6)
Reclassification of gains (losses) on derivatives designated as cash flows hedges to net income	1
Change in unrealized gains (losses) on translation of debt designated as a hedge of self-sustaining foreign operations, net of tax of $2	(11)
Change in foreign currency translation gains (losses) on self-sustaining foreign operations	16
Change in translation gains (losses) resulting from the application of US dollar reporting	(55)
(55)
Comprehensive loss	$(41)
See accompanying notes

Consolidated Statements of Cash Flows
[unaudited]
	Three months ended January 31
[millions of US dollars]	2007	2006 (Revised Note 7)
Operating activities
Net income	$14	$47
Income from discontinued operations - net of tax	16	33
Income (loss) from continuing operations	(2)	14
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations [note 13]
Items not affecting current cash flow	13	12
Changes in non-cash working capital balances relating to operations	(28)	(43)
Cash used in operating activities of continuing operations	(17)	(17)
Cash provided by operating activities of discontinued operations	16	13
	(1)	(4)
Investing activities
Increase in deferred development charges	(2)	(1)
Purchase of property, plant and equipment [note 14]	(8)	(22)
Proceeds on sale of short-term investments	126	-
Purchase of short-term investments	(22)	-
Other	12	(17)
Cash provided by (used) in investing activities of continuing operations	106	(40)
Cash provided by investing activities of discontinued operations	-	68
Financing activities
Repayment of long-term debt	(6)	-
Increase (decrease) in deferred revenue and other long-term obligations	1	(9)
Payment of cash dividends	(3)	(3)
Issuance of shares	4	10
Cash used in financing activities of continuing operations	(4)	(2)
Cash used in financing activities of discontinued operations	(2)	(7)
Effect of foreign exchange rate changes on cash and cash equivalents	(12)	9
Increase in cash and cash equivalents during the period	87	24
Cash and cash equivalents, beginning of period	253	224
Cash and cash equivalents, end of period	$340	$248
See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[All tabular amounts in millions of Dollars, except where noted]

1. Basis of Presentation
These interim consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Company’s consolidated financial statements for the year ended October 31, 2006, except as described in Note 3. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006 and the accompanying notes on pages 32 to 63 of the Company’s annual report.

Prior year amounts have been revised to reflect the results of discontinued operations.

2. Reporting Currency
The Company has historically prepared its consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP). Effective November 1, 2006, the Company adopted the United States (US) dollar as the reporting currency for presentation of its consolidated financial statements. A significant portion of revenues, expenses and assets and liabilities are denominated in US dollars and the international focus of the Company’s sales and operations is continuing to increase; consequently, the Company believes that investors will gain a better understanding of the operating results when presented in US dollars. The Company will continue to report its financial results for fiscal 2007 in accordance with Canadian GAAP. In accordance with Canadian generally accepted accounting principles, the Company is required to restate all amounts presented in US dollars, using the current rate method whereby all revenues, expenses and cash flows for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders’ equity. The functional currency of each of the Company’s operations is unchanged. Assets and liabilities of the Company’s operations having a functional currency other than US dollars are translated into US dollars using the exchange rate in effect at the end of the period, and revenues and expenses are translated at the average rate during the period.

As a result of the change in the reporting currency, the Company has recorded a cumulative translation adjustment balance of $347 million as at October 31, 2006.

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

3. Changes in Accounting Policies
The Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530, “Comprehensive Income”; 3855, “Financial Instruments - Recognition and Measurement”; 3861, Financial Instruments - Disclosure and Presentation” and 3865, “Hedges” on November 1, 2006. The adoption of these new standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments, that have been recorded in opening accumulated comprehensive income as described below. The comparative interim consolidated financial statements have not been restated, except for the presentation of translation gains or losses on self-sustaining foreign operations. With the adoption of these standards, the Company’s accounting for financial instruments is now largely harmonized with US GAAP for this area. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a) Comprehensive Income
Comprehensive income is composed of the Company’s net income and other comprehensive income. Other comprehensive income includes unrealized exchange gains and losses on translation of self-sustaining foreign operations, translation gains and losses resulting from the application of US dollar reporting, unrealized gains and losses on translation of debt designated as a hedge, and changes in the fair market value of derivative instruments designated as cash flow hedges, net of applicable income taxes. The components of comprehensive income are disclosed in the consolidated statement of comprehensive income.

(b) Financial Assets and Financial Liabilities
Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated statement of financial position and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired. As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading. Short-term investments are classified as available-for-sale investments. Accounts receivable, and long-term note receivables are classified as loans and receivables. The financial instruments pledged as security on long-term debt is classified as held-to-maturity investments. Accounts payable, long-term debt and capital lease obligations have been classified as other financial liabilities, all of which are measured at amortized cost.

(c) Derivatives and Hedge Accounting
Derivatives
All derivative instruments, including embedded derivatives, are recorded in the statement of financial position at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after November 1, 2003. The impact of the change in the accounting policy related to embedded derivatives was not material.

Hedge Accounting
At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items.

Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis. Under the new standards, all derivatives are recorded at fair value.

All gains and losses from changes in the fair value of derivatives not designated as a part of a hedging relationship are recognized in the statement of income. These gains and losses are reported in other income (expense).

When derivatives are designated as hedges, the Company classifies them either as: (i) hedges in the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Cash flow hedge
The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company enters into foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange exposures on anticipated sales.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the statement of income in other income (expense).

Amounts accumulated in other comprehensive income are reclassified to the statement of income in the period in which the hedged item affects income. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income as long as the forecasted transaction is still probable of occurring and would be recognized in the statement of income in the period the hedged transaction impacts income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the statement of income. Upon adoption of the new standards, the Company recorded a net increase in derivatives assets included in accounts receivables of $1 million designated as cash flow hedges and an increase of $1 million pre-tax in accumulated other comprehensive income.

Net investment hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Gains and losses accumulated in other comprehensive income are included in the statement of income upon the repatriation, reduction or disposal of the investment in the foreign operation. The adoption of the new standards resulted in the reclassification of $326 million previously recorded in the foreign currency translation adjustment account to opening accumulated comprehensive income.

Carrying value and fair value of financial assets and liabilities as at January 31, 2007 are summarized as follows:

Classification	Carrying Value	Fair Value
Held-for-trading	340	340
Held-to-maturity	38	38
Loans and receivables	260	260
Available-for-sale	29	29
Other liabilities	725	725

(d) Measurement Uncertainty
To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

4. Accumulated Other Comprehensive Income
The accumulated balances related to each component of other comprehensive income (loss), net of income taxes are as follows:

Accumulated other comprehensive income, net of income taxes
As at January 31, 2007
Unrealized gains (losses) on derivatives designated as cash flow hedges	$(5)
Unrealized gains (losses) on translation of debt designated as a hedge	105
Foreign currency translation gains (losses) on self-sustaining foreign operations	(139)
Unrealized gain on translation resulting from the application of US dollar reporting	314
Accumulated other comprehensive income balance as at January 31, 2007	$275

Income taxes liability (asset) related to the above components of accumulated other comprehensive income (loss) for unrealized gains (losses) on derivatives designated as cash flow hedges and unrealized gains (losses) on translation of debt designated as a hedge are
($1) million and $18 million respectively.

5. Share Capital and Stock Options
The following table summarizes information on share capital and stock options and related matters as at January 31, 2007:

(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2006	144,319	$572
Issued during the period	372	6
Balance as at January 31, 2007	144,691	$578

During the quarter, the Company did not repurchase or cancel any Common shares.
(number of shares in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2006	5,850	$18.76
Activity during the period:
Granted	59	20.71
Exercised	(309)	14.36
Cancelled or forfeited	(91)	20.10
Balance as at January 31, 2007	5,509	$19.00

There were 3,938 stock options exercisable as at January 31, 2007.

6. Pending Acquisition

On January 29, 2007, MDS announced the signing of a definitive agreement to offer to purchase all of the outstanding shares of Common stock of Molecular Devices Corporation (MDC), a Delaware corporation at a price of $35.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase filed on February 13, 2007.

MDC is principally involved in the design, development, manufacture, sale and service of bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. As a result of this acquisition, a new business unit will be created that will combine the MDC and MDS Sciex businesses.

The transaction, which is conditional upon certain regulatory approvals and upon MDS acquiring in excess of 50% of the fully diluted shares outstanding, is expected to close in the second quarter of 2007. The Company estimates that the total amount of funds required to purchase all 16,493,470 shares that were outstanding as of January 25, 2007 plus any stock options that have subsequently been converted to shares pursuant to the Offer and to pay related fees and expenses will be approximately $615 million.

7. Discontinued Operations

In October 2006, the Company signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services in a C$1.325 billion transaction. This strategic sale is designed to shift the Company’s business focus to the global life sciences market. In 2005, the Company approved a plan to divest of its interests in Source Medical Corporation, Calgary Laboratory Services LP and certain MDS Pharma Services businesses. As a result of these actions, these businesses are classified as discontinued operations.

The results of discontinued operations in the quarter were as follows:

	Three months ended January 31
	2007	2006
Net revenues	$75	$100
Cost of revenues	(46)	(68)
Selling, general and administration	(8)	(15)
Depreciation and amortization	-	(3)
Gain on sale of discontinued operations	-	24
Restructuring charges	-	(1)
Equity earnings	1	1
Operating income	22	38
Income taxes	(3)	(3)
Minority interest - net of tax	(3)	(2)
Income from discontinued operations - net of tax	$16	$33
Basic and diluted earnings per share	$0.12	$0.23

In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Assets held for sale and liabilities related to assets held for sale comprised:

	As at January 31	As at October31
	2007	2006
Assets held for sale
Accounts receivable	$28	$31
Inventories	3	3
Prepaid expenses and other	5	3
Property, plant and equipment	24	28
Future tax asset	55	63
Long-term investments and other	13	13
Goodwill	52	54
Intangibles	1	1
Total assets held for sale	181	196
Less: Current assets held for sale[1]	(181)	(196)
Long-term assets held for sale	$-	$-

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$24	$33
Income taxes payable	1	-
Long-term debt	3	4
Other long-term obligations	6	6
Future tax liabilities	48	55
Minority interest	16	16
Total liabilities related to assets held for sale	98	114
Less: Current liabilities related to assets held for sale[1]	(98)	(114)
Long-term liabilities related to assets held for sale	$-	$-
1Assets held for sale and liabilities related to assets held for sale have been classified as current if the Company has signed agreements where such assets are expected to be disposed of within one year.

8. Research and Development

	Three months ended January 31
	2007	2006
Gross expenditures	$13	$13
Investment tax credits	(1)	(1)
Recoveries from partners	(5)	(6)
Development costs deferred	(2)	(1)
Research and development expense	$5	$5

For the three months ended January 31, 2007, depreciation and amortization includes
$1 million (2006 - $1 million) related to equipment used for research and development.

9. Restructuring Charges
An analysis of the activity in the provision through January 31, 2007 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at January 31, 2007
		Cash	Non-cash
2005:
Workforce reductions	$34	$(30)	$(1)	$3
Equipment and other asset write-downs - adjustment	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
	$51	$(32)	$(16)	$3
2006:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9	-
	$(7)	$(2)	$9	$-
2007:
Workforce reductions	$3	$(2)	$-	$1
Contract cancellation charges	5	(5)	-	-
Other	5	(1)	-	4
	$13	$(8)	$-	$5
				$8

The Company has continued to utilize the reserves established in prior years relating to change initiatives affecting support services, senior management reductions, and system implementations.

10. Earnings Per Share
a) Dilution

	Three months ended January 31
(number of shares in millions)	2007	2006
Weighted average number of Common shares outstanding - basic	145	143
Impact of stock options assumed exercised	-	1
Weighted average number of Common shares outstanding - diluted	145	144

b) Pro-Forma Impact of Stock-Based Compensation
Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro-forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro-forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro-forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months ended January 31
	2007	2006
Net income	$14	$47
Compensation expense for options granted prior to November 1, 2003	-	(1)
Net income - pro-forma	$14	$46

Pro-forma basic earnings per share	$0.10	$0.32
Pro-forma diluted earnings per share	$0.10	$0.32

During the quarter, the Company granted 59,000 options (2006 - 934,450) at an average exercise price of C$20.71 (2006 - C$19.98). These options have a fair value determined using the Black-Scholes model of C$4.40 per share (2006 - C$4.13) based on the following assumptions:

	2007	2006
Risk-free interest rate	4.0%	3.9%
Expected dividend yield	0.0%	0.7%
Expected volatility	0.22	0.23
Expected time to exercise (years)	3.25	3.25

11. Other Income (Expense) - Net
	Three months ended January 31
	2007	2006
Write-down of other long-term assets	$-	$(1)
Gain on sale of investment	2	-
Unrealized loss on interest rate swaps	(1)	-
Other income (expense) - net	$1	$(1)

12. Post Employment Obligations
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post employment obligation expense for the quarter was $1 million (2006 - $1 million).

13.  Supplementary Cash Flow Information
Non-cash items affecting net income comprise:
	Three months ended January 31
	2007	2006
Depreciation and amortization	$17	$13
Stock option compensation	1	2
Deferred revenue	(2)	(3)
Future income taxes	(2)	(2)
Gain on sale of investment	(2)	-
Unrealized loss on interest rate swaps	1	-
Other	-	2
	$13	$12

Changes in non-cash working capital balances relating to operations include:

	Three months ended January 31
	2007	2006
Accounts receivable	$16	$36
Unbilled revenue	(16)	8
Inventories	(4)	(2)
Prepaid expenses and other	(26)	(13)
Accounts payable and deferred revenue	(10)	(77)
Income taxes	12	5
	$(28)	$(43)

14. Segmented Information

				Three months to January 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Sciex	Corporate and Other	Total
Net revenues	$121	$67	$62	$-	$250
Cost of revenues	(88)	(34)	(38)	-	(160)
Selling, general and administration	(32)	(11)	(5)	(5)	(53)
Research and development	-	(1)	(4)	-	(5)
Depreciation and amortization	(9)	(3)	(5)	-	(17)
Restructuring charges - net	(8)	-	-	(5)	(13)
Other income (expense) - net	-	-	-	1	1
Equity earnings (loss)	-	-	-	-	-
Operating income (loss)	$(16)	$18	$10	$(9)	$3

Total assets	$865	$602	$162	$473	$2,102

Capital expenditures	$2	$1	$3	$2	$8

				Three months to January 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Sciex	Corporate and Other	Total
Net revenues	$111	$70	$61	$-	$242
Cost of revenues	(80)	(34)	(38)	-	(152)
Selling, general and administration	(28)	(11)	(3)	(6)	(48)
Research and development	-	(1)	(4)	-	(5)
Depreciation and amortization	(7)	(3)	(3)	-	(13)
Restructuring charges - net	1	-	-	(2)	(1)
Other income (expense) - net	-	-	-	(1)	(1)
Equity earnings (loss)	-	-	-	1	1
Operating income (loss)	$(3)	$21	$13	$(8)	$23

Total assets	$732	$692	$161	$448	$2,033

Capital expenditures	$7	$10	$1	$4	$22

15. Financial Instruments
The carrying amounts and fair values for all derivative financial instruments are as follows:
		As at January 31		As at January 31
		2007		2006
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$-	$-	$2	$5
Currency forward and option	- liabilities	$(4)	$(4)	$-	$-
Interest rate swap and option contracts		$(3)	$(3)	$(2)	$(2)

As of January 31, 2007, the Company had outstanding foreign exchange contracts and options in place to sell up to US$178 million at a weighted average exchange rate of C$1.1468 maturing over the next 12 months. The Company also had interest rate swap contracts that economically convert a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period.

16. Income Taxes
A reconciliation of expected income taxes to reported income tax expense is provided below. Income before taxes for continuing operations for the quarter ended January 31, 2007 include losses incurred in foreign jurisdictions for which no tax effect has been recorded. As a result, income tax expense for the quarter of $3 million exceeded the amount expected based on statutory rates.

Three months ended January 31
	2007	2006
Expected income taxes expense at MDS’s 35% (2006 - 35%) statutory rate	$-	$8
Increase (decrease) to tax expense as a result of:
Impact of tax rate changes on future tax balances	-	2
Foreign tax losses not recognized	4	-
Other	(1)	(2)
Reported income tax expense	$3	$8

17.	Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those of US GAAP except as summarized below. Significant differences between Canadian and US GAAP would have the following effect on net income of the Company:

	Three months ended January 31
	2007	2006
Net income (loss) from continuing operations in accordance with Canadian GAAP	$(2)	$14
US GAAP adjustments:
Deferred development costs	(1)	-
Reduction in income tax expense arising from GAAP adjustments	1	-
Net income (loss) from continuing operations in accordance with US GAAP	(2)	14
Income from discontinued operations in accordance with Canadian and US GAAP - net of tax	16	33
Net income in accordance with US GAAP	$14	$47

Basic and diluted earnings (loss) per share in accordance with US GAAP
- from continuing operations	$(0.02)	$0.10
- from discontinued operations	0.12	0.23
	$0.10	$0.33

18. Subsequent Events
a)
On February 26, 2007, MDS announced that it has finalized the sale of its Canadian laboratory services business, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. in a C$1.325 billion transaction. From the total transaction price of C$1.325 billion, MDS will realize net proceeds of approximately C$1.052 billion, comprised of C$977 million in cash and C$75 million in an unconditional note, payable in March 2009, after provision for taxes, expenses and amounts attributable to minority interests. Also on February 26, 2007 and coinciding with the completion of the sale of the diagnostics business, MDS announced the launch of a substantial issuer’s bid. Under the bid, the Company proposes to repurchase up to C$500 million of the Company’s outstanding Common shares (US$425 million). The Company expects this bid to close in early April.

b)	On February 6, 2007, the Company drew C$500 million from its five-year committed revolving credit facility.

19. Comparative Figures
All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars. Certain figures for the previous year have been reclassified to conform to the current year’s financial statement presentation. In addition, segmented information for 2006 has been revised to reflect the discontinued operations reported.